FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2008

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong, Queensland 4066, Australia

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Attached as Exhibits 99.1 to 99.7 is a copy of the Company’s Announcements from November 14, 2008 through to November 24, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: November 26, 2008	By:	Linton Burns, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Requisition of General Meeting dated November 14, 2008.
Exhibit 99.2	Sale of PharmaSynth dated November 17, 2008.
Exhibit 99.3	Further Details on Capital Return to Shareholders dated November 17, 2008.
Exhibit 99.4	Dr Stanley Chang, Withdrawal of Director Nomination dated November 24, 2008.
Exhibit 99.5	CEO’s AGM Address dated November 24, 2008.
Exhibit 99.6	Chairman’s AGM Address dated November 24, 2008.
Exhibit 99.7	Results of AGM dated November 24, 2008.